RANDY K. STERNS rsterns@bushross.com (813) 204-6401	1801 N. Highland Avenue Tampa, Florida 33602 (813) 224-9255 (813) 223-9620 www.bushross.com Mailing Address: Post Office Box 3913 Tampa, Florida 33601-3913

December 1, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Mail Stop 4720

Washington, DC 20549

Attn:  Robert Arzonetti or Tonya K. Aldave

RE:	Ministry Partners Investment Company, LLC Post-Effective Amendment No. 1 to Registration Statement on Form S-1 filed October 28, 2022
File No. 333-250027

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Ministry Partners Investment Company, LLC (the “Company”), in response to your comment letter dated November 22, 2022 related to the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-1 filed on October 28, 2022.  We appreciate your office’s review of the Company’s submission.  We hereby respond to these comments in the order of their presentation in your comment letter:

Post-Effective Amendment No. 1 to Registration Statement on Form S-1

General

1.	This post-effective amendment was filed in part to update the financial information in your registration statement on Form S-1, which last contained audited financial statements for the fiscal year ended December 31, 2019. Under Section 10(a)(3) of the Securities Act of 1933, "when a prospectus is used more than nine months after the effective date of the registration statement, the [audited financial] information contained therein shall be as of a date not more than sixteen months prior to such use." Please tell us whether you engaged in any offers or sales of your securities using the prospectus after October 8, 2021.

86Z4213.DOCX

United States Securities and Exchange Commission

December 1, 2022

RESPONSE:

We believe the Company’s Post-Effective Amendment was filed, in part, to consolidate the disclosures made in the Company’s January 8, 2021 prospectus and supplements which have been subsequently filed with the U.S. Securities and Exchange Commission into a single updated prospectus.  Accordingly, we will make appropriate revisions in the explanatory note to the Registration Statement filed on behalf of the Company on Form S-1 in a post-effective amendment to clarify this purpose.  By filing this post-effective amendment, the Company intends to replace its current prospectus and supplements which have been filed with the SEC to include disclosures of financial information incorporated by reference to subsequently filed reports on Form 10-K and Form 10-Q into a single prospectus.

When the Company filed its Registration Statement on Form S-1 which was declared effective on January 8, 2021, it included language in its prospectus under the Section entitled “Where You Can Find More Information” advising investors that they will be able to access documents that will be incorporated by reference into this prospectus at the Company’s website maintained at www.ministrypartners.org.  The prospectus further provides that the Company is subject to the informational requirements of the Securities and Exchange Act and is required to file reports and financial information with the SEC.  Investors were further advised that these documents will be filed electronically with the SEC and may be accessed by visiting the SEC’s website at www.sec.gov.

As a smaller reporting company under Rule 405 of the Securities Act of 1933 and pursuant to Section 84001 of the FAST Act, the Company is permitted to incorporate by reference into its registration statement any documents filed by the Company subsequent to the effective date of the registration statement. The Company acted in good faith believing that it had made an appropriate election to utilize forward incorporation of subsequently filed periodic and annual reports under its January 8, 2021 prospectus.

The Company has been filing reports under the Exchange Act since it commenced its debt securities program in 1997. The Company relies heavily on repeat investors and these investors are accustomed to accessing updated financial information the Company files on the SEC’s EDGAR website. The amendments adopted under the FAST Act and rules adopted by the SEC thereunder permit smaller reporting companies to integrate disclosures made under reports filed as required by the Securities Act and Securities and Exchange Act, thereby eliminating the need to update information in a filing that has been become stale or incomplete. The

86Z4213.DOCX

United States Securities and Exchange Commission

December 1, 2022

ability for a smaller reporting company to rely upon the FAST Act is  particularly helpful for companies that rely upon continuous offerings and thereby advances the regulatory simplification objectives that the SEC sought to accomplish under its Report on Modernization and Simplification of Regulation S-K dated November 23, 2016.

Prior to renewing its public offering of debt securities in its January 8, 2021 prospectus, the Company routinely filed post-effective amendments with the SEC to update its financial disclosures.  With the filing of its prospectus  declared effective on January 8, 2021, the Company acted with a good faith belief that the disclosures made under its prospectus will include subsequently filed SEC’s filings made on Form 10-K and Form 10-Q.  The Company also revised its sales procedures with representatives and investment advisors engaged by its wholly-owned subsidiary, Ministry Partners Securities, LLC, to ensure that these sales procedures required  representatives to advise prospective investors that the Company was required to file reports with the SEC and that these reports would be made available to these investors under the Company’s website.

In February 2022, the Company also updated its prospectus by filing a supplement in which it included a section entitled “Incorporation of Certain Information by Reference”. Under this Section, investors were advised  that the Company had elected to incorporate by reference into this prospectus information it subsequently files with the SEC.  As stated in this Supplement, “this permits us to disclose important information to you by referring you to the documents that contain subsequently filed information with the SEC.  When we file information with the SEC, the information that we file subsequently will automatically update this Prospectus.”  The Supplement further provided that its periodic and current reports contain important information about the Company and advised investors this information would be made available to the investor.

Please note that the Company has filed additional supplements to its Prospectus during the period commencing February 28, 2022 through September 1, 2022 which includes specific reference to the information incorporated by reference to subsequent annual and periodic filings made by the Company.

During the period commencing October 8, 2021 and through the date of this response, the Company has sold $38.4 million of its 2021 Class A Promissory Notes to 129 investors.  During the period commencing October 8, 2021 and ending on March 1, 2022, the Company sold $18.6 million of its 2021 Class A Notes.  Of this amount, $14.4 million represented

86Z4213.DOCX

United States Securities and Exchange Commission

December 1, 2022

new sales and $4.2 million consisted of renewals.  $9.4 million was sold to an institutional investor and an additional $7.9 million was sold to 27 accredited investors.

Although the Company believes that it made an appropriate election to utilize forward incorporation of future filings made under the Exchange Act and Securities Act and undertook sufficient sales procedures to ensure that access to its Form 10-K and Form 10-Q reports were readily made available to investors on the Company’s website, we acknowledge that the Company’s prospectus dated January 8. 2021 did not specifically state that all documents subsequently filed by the registrant pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act , prior to the termination of the offering shall be deemed to be incorporated by reference into the prospectus. To the extent that this failure gives rise to potential exposure under Section 10(a)(3) of the Securities Act, we believe that this deficiency could be addressed by adding a risk factor to the prospectus which states that investors should be aware that the Company could face potential claims from certain holders of the Company’s 2021 Class A Notes. Based upon the limited number of investors that purchased during the period commencing October 9, 2021 through February 28, 2022, we believe that this potential liability is materially insignificant. As described in the Company’s post-effective amendment, the Company is in the strongest net equity position since its inception and has recently paid off its largest secured credit facility.

2.	Please revise this post-effective amendment to include the information required by Part II of Form S-1.

RESPONSE:	We will include the information required by Part II of Form S-1 in the Company’s Post-Effective Amendment No. 2.

Cover Page

3.	We note your disclosure in the Explanatory Note that one purpose of this post-effective amendment is to "permit the spread adjustment used to determine the interest rate for a Fixed or Variable Debt Certificate to be adjusted by up to 250 basis points when rapid changes in interest rates or market changes occur." We also note that in your earlier disclosure in the question and answer section on page 4 of the registration statement on Form S-1 filed on January 8, 2021 (file No. 333-250027) and in your response to our comment regarding such disclosure, you undertook to keep any interest rate changes to a narrower specified range (within 200 basis points for the Fixed Spread and 100 basis points for the Variable Spread Grid). Because you previously stated interest rate changes

86Z4213.DOCX

United States Securities and Exchange Commission

December 1, 2022

would be limited to a certain range but now increased that range, disclose whether there is a limit to the amount or number of times you plan to increase or decrease rates. Please also provide us with your legal analysis of whether the offering will be a delayed offering under Rule 415 of the Securities Act. We note that it appears you are not eligible to conduct a delayed offering pursuant to Rule 415.

RESPONSE:

On behalf of the Company, we will delete language disclosing that the Company will be permitted to adjust the spread for the interest rate on its Fixed or Variable Debt Certificates to be adjusted by up to 250 basis points when rapid changes in interest rates or market changes occur.  The Company’s prospectus, as reflected in a post-effective amendment, will continue to provide that it will be entitled to make spread adjustments within a narrower specified range (within 200 basis points for the Fixed Spread and 100 basis points for the Variable Spread Grid).  Accordingly, appropriate revisions in the Company’s Post-Effective Amendment No. 2 will be made to provide this disclosure.

Should you have additional questions or comments regarding this matter, please contact me at (813) 224-9255.  Thank you for your attention and courtesies with respect to this matter.

Respectfully Submitted,

Bush Ross, P.A.

/s/ Randy K. Sterns

Randy K. Sterns

RKS:jal

cc: Joseph W. Turner, Jr.

86Z4213.DOCX